

02006840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-11-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Access

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis P. Kelleher 212-709-9427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Ave. of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NAME OF ORGANIZATION Wall Street Access

ADDRESS 17 Battery Place, New York, New York 10004

DATE December 31, 2001

BOARD OF DIRECTORS
NEW YORK STOCK EXCHANGE, INC.
C/O DATA CONTROL SECTION
20 BROAD STREET, 22nd FLOOR
NEW YORK, N.Y. 10005

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of

Wall Street Access
(Member Organization)

have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial statements for the period ended December 31, 2001 represent the true and correct financial position, results of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

Denis P. Kelleher, C.E.O.

Peter Accinno, C.F.O.

STATE OF NEW YORK)
) SS.
COUNTY OF NEW YORK)

Sworn to before me this

27 day of February ,2002

JAY V. GRIMM
Notary Public, State of New York
No. 31-6675150
Qualified in New York County
Commission Expires ~~March 30, 19~~ 10/20/02

Wall Street Access

(A general partnership)
Statement of Financial Condition
December 31, 2001

SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH. D.C. 352 SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners
of Wall Street Access

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Access (the "Partnership") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Wall Street Access
(A general partnership)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,817,608
Securities owned, at fair value (Notes 3 and 4)	10,189,200
Receivable from clearing broker	680,641
Commissions and fees receivable	476,133
Other receivables	177,927
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization	2,159,298
Deposit with clearing broker	893,559
Other assets and prepaid expenses	851,820
Receivables from affiliates	5,851,881
Secured demand note	1,350,000
Total assets	$ 24,448,067
Liabilities and Partners' Capital	
Liabilities	
Securities sold, but not yet purchased, at fair value	$ 781,630
Employee compensation payable	936,319
Accounts payable and accrued liabilities	3,106,124
Commissions payable	291,426
	5,115,499
Commitments and contingencies (Note 9)	
Subordinated liabilities (Note 8)	4,350,000
Partners' capital	14,982,568
Total liabilities and partners' capital	$ 24,448,067

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC. (the "General Partners"). The General Partners are single member LLC's owned by Wall Street Access, LLC, which was formed during the year as part of the reorganization of its parent, Wall Street Access Corporation. The Partnership provides securities brokerage services to retail and institutional customers using telephone and internet access.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission ("SEC"). The Partnership is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange, Inc. ("NYSE").

2. Summary of Significant Accounting Policies

Securities transactions and commissions
Transactions in securities owned and securities sold, but not yet purchased, are recorded on a trade date basis.

Cash and cash equivalents
The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

Fair value of financial instruments
The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Fixed assets and leasehold improvements
Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned include U.S. equity and foreign securities carried at fair value based on closing exchange prices, U.S. mutual funds carried at fair value based on closing reported values, fixed income securities, a certificate of deposit, and private equity investments carried at fair value. The private equity investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted market. Because of the inherent uncertainty of valuation of the private equity investments, the estimated value may differ significantly from the value that would have been used had a ready market existed for such investments, and the difference could be material. The components of securities owned and securities sold, but not yet purchased include:

	Securities Owned December 31, 2001
U.S. state and local government bonds	$ 4,583,293
U.S. equity securities	1,548,277
Foreign securities	246,662
Private equity investments	2,678,694
U.S. mutual funds	997,348
Certificate of deposit	134,926
	$ 10,189,200

	Securities Sold, But Not Yet Purchased December 31, 2001
U.S. state and local government bonds	$ 781,630
	$ 781,630

4. Receivable from Clearing Broker

The Partnership has an agreement with another U.S. broker-dealer whereby the broker-dealer acts as the Partnership's exclusive U.S. clearing broker. The Partnership earns commissions as an introducing broker for the transactions of its customers. Amounts receivable from the clearing broker largely represent commissions receivable from the Partnership's clearing broker. The clearing broker extends margin credit to the Partnership's customers (secured by the customer securities), clears transactions and acts as custodian. The risk of customers failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures and increased required margin levels for certain securities. The Partnership monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership.

At December 31, 2001, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

5. Financial Instruments with Off-balance Sheet Risk

In the normal course of its business, the Partnership enters into various securities and off-balance sheet transactions, primarily securities sold, but not yet purchased.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Partnership did not hold any material derivative positions at any time during the year ended December 31, 2001.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	December 31, 2001
Computer equipment and software	$ 2,324,344
Furniture, office equipment and leasehold improvements	984,266
	3,308,610
Less: accumulated depreciation and amortization	(1,149,312)
	$ 2,159,298

7. Employee Benefit Plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The Partnership may contribute to the Plan on a discretionary basis.

8. Subordinated Liabilities

At December 31, 2001, subordinated liabilities consisted of the following:

Cash subordination agreement with the clearing broker bearing interest at 1% over the broker call loan interest rate, payable on December 31, 2002	$ 1,500,000
Secured demand note with a general partner bearing no interest, payable on December 31, 2004	1,350,000
Cash subordination agreements with beneficial owners bearing interest at the broker call rate payable on December 31, 2002	1,500,000
	$ 4,350,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

9. Commitments and Contingencies

The Partnership has non-cancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

2002	$ 1,254,757
2003	1,008,747
2004	728,732
2005	638,988
2006	638,988
2007 and thereafter	1,171,478
	$ 5,441,690

The lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in cost incurred by the lessor, which cannot exceed 3% per annum.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

10. Related Party Transactions

The Partnership has various receivables due from related parties which largely represent reimbursements due for amounts paid on behalf of the affiliated entities. All amounts represent cash transactions or contributions of assets and have no impact on the results of operations of the Partnership.

As of December 31, 2001, the Partnership has a receivable from Wall Street Access, LLC of $5,266,128 and also has receivables due from other affiliates of $585,753.

11. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NASD, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Partnership maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $100,000, whichever is greater. The Partnership had net capital at December 31, 2001 of $5,251,164, which amounts exceeded its respective net capital requirements by $4,962,095.

The Partnership is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Partnership has been granted an exemption by the NASD from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of the SEC Rule 15c3-3.